December 16, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: John Dana Brown

Kristin Shifflett

Melissa Raminpour

Tonya K. Aldave

Re:	Sinorama Corporation

Registration Statement on Form S-1

Filed November 10, 2016

File No. 333-214546

Ladies and Gentlemen,

Sinorama Corporation (the “Company” or “Sinorama”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.1 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in bold you will find copies of the Staff’s comments from its letter dated December 7, 2016, followed by the Company’s responses to each comment.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We will provide the staff with copies of all written communications, as defined in Rule 405 under the Securities Act that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, there have been no such written communications.

2. Please revise to include information required by Item 102 of Regulation S-K.

RESPONSE: We have revised the Registration Statement to include the information required by Item 102 of Regulation S-K on page 20.

Registration Statement Cover Page 3.

3. Please revise to state the name of your agent for service.

RESPONSE: We have revised the Registration Statement Cover Page to include the name and address of our statutory agent.

Competition, page 5

4. Please clarify here and elsewhere your competitive position in the industry. Additionally, to the extent necessary please reconcile your disclosures outside this section about having a market-leading position and being a leading online leisure travel operator with statements about competing with companies with substantially greater resources.

RESPONSE: We have clarified our competitive position in the industry and have deleted language regarding the Company having a market-leading position and being a leading online leisure travel operator.

Risk Factors, page 8

5. Please provide a risk factor addressing possible limitations caused by your counsel’s inclusion on the OTC Markets Prohibited Attorneys list, including any difficulty this could cause in seeking quotation on the OTCBB or otherwise on the OTC Markets. Alternatively, please tell us why such a risk factor is not necessary. Please also explain to us the meaning and scope of the OTC Markets prohibition.

RESPONSE: We respectfully submit that a risk factor is not necessary with respect to our counsel as we have taken actions with respect to Mr. O’Neal’s scope of engagement to mitigate against any such risk. It is our understanding that the scope of the prohibition is that OTC Markets will not accept legal opinions or letters from Mr. O’Neal. It is not within the scope of our engagement with Mr. O’Neal to render any legal opinions or letters to OTC Markets. His current engagement is to assist us in preparing and clearing our Form S-1 Registration Statement with the Commission. Mr. O’Neal’s current engagement is complete upon our Form S-1 going effective. To the extent we engage Mr. O’Neal for any further legal services, any such engagement would specifically exclude any prohibited legal opinions or letters required to be rendered to the OTC Markets, if any, as a mitigation of any such risk. We would retain other counsel to render any such legal opinions or letters, if any, at the time any such legal opinions or letters are required or requested. While we are aware of the terms of the Consent Mr. O’Neal entered into with the Commission on August 8, 2008, resulting from events occurring between 2005 and 2006, it is our understanding that the restriction he agreed to with the Commission with respect to rendering legal opinions only involves Rule 504 tradability opinions, which have no applicability to our Company, and that he is not prohibited or suspended from practicing before the Commission.

Market for Our Common Stock, page 15

Regulations, page 15

6. We note your statement that you are regulated by laws of Canada and France as “outlined in more detail below.” However, we are unable to find description Canadian or French laws applicable to your business. Please revise or advise. In addition, disclose what, if any, PRC regulations you face. We note that part of your travel services involve Chinese travelers as well as visits to China.

RESPONSE: We have included a description of applicable Canadian and French laws pertaining to our business and Company. In addition, we have discussed the applicability of PRC regulations to our Company.

Business Description, page 16

7. Please expand your business description section to disclose the distribution methods of your services, government regulation affecting your business, your office locations, and the number of total and full-time employees. In addition, please describe your “Asian Tours” and “Bus Tours.” Refer to Item 101(h)(4) of Regulation S-K.

RESPONSE: We have expanded our business description to disclose the distribution methods of our services, government regulation affecting our business, our office locations, and the number of total and full-time employees. We have also further described our Asian Tours and Bus Tours.

8. If seasonality significantly impacts your business, please disclose.

RESPONSE: We have added a disclosure addressing the seasonal nature of our business.

Management’s Discussion and Analysis Analysis of Revenue Growth, page 17

9. Please revise and expand your descriptions of the changes in revenues and cost of sales and operating expenses to provide the underlying reasons for the changes you describe. For example, when you state that there was an increase in the number of customers, you should also describe what lead to the increase, such as the increase seen in advertising and promotion expenses, and whether or not you expect this increase in customers and advertising expense to be a trend which will continue into future periods. Refer to Section 501.12 of the Financial Reporting Codification and Item 303 of Regulation S-K for guidance.

RESPONSE: We have revised and expanded our descriptions of the changes in revenues and cost of sales and operating expenses to provide the underlying reasons for the changes we describe.

Principal and Selling Stockholders, page 25

10. Here or in a separate table please provide the information required by Item 403 of Regulation S-K. It appears you have only provided information in response to Item 507 of Regulation S-K.

RESPONSE: We have provided a separate table addressing the information required by Item 403 of Regulation S-K.

11. We note that some transactions described on pages F-16, F-32 and F-33 exceed $120,000 where it appears a related person had a material interest, including transactions with Sinorama Reisen GmbH, Sinorama Travel Vancouver Inc., and Sinorama Holiday Inc. Please disclose those transactions in this section or advise. Refer to Item 404(d) of Regulation S-K.

RESPONSE: We have disclosed the transactions referenced in the comment on page 23.

Consolidated Financial Statements

12. We note you provide consolidated financial statements as of and for the nine months ended September 30, 2016 and September 30, 2015. Please revise to also provide interim financial statements for the three months ended September 30, 2016 and September 30, 2015 and revise your interim disclosures throughout the registration statement to also include information for these periods. Please refer to Rule 8-03 of Regulation S-X.

RESPONSE: We have revised our consolidated financial statements, and throughout the registration statement to provide interim financial statements and information for the three months ended September 30, 2016 and September 2015 on page F-20, and we have revised Management’s Discussion and Analysis of Financial Condition and Results of Operation on page 17.

Prospectus Back Cover Page 29.

13. Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

RESPONSE: We have included the dealer prospectus delivery obligation.

Part II

Exhibits and Financial Statement Schedules, page 32

14. Please file the list of your subsidiaries as an exhibit to your registration statement. Refer to Item 601(b)(21) of Regulation S-K.

RESPONSE: We have included a list of our subsidiaries as Exhibit 21.1

15. Please file your agreements with Sinorama Travel Vancouver Inc. and Sinorama Holiday Inc. or tell us why these are not material contracts pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we note the transactions disclosed on page F-33.

RESPONSE: We have included the referenced agreements as Exhibits 10.5 and 10.6, respectively.

Undertakings, page 32

16. Please revise the undertakings language in subparagraph (b) to match the language set forth in Item 512(a)(1)(ii) of Regulation S-K.

RESPONSE: We have revised subparagraph (b) of the undertakings accordingly.

Signatures, page 33

17. Please revise your signature page to have your principal accounting officer or controller sign the registration statement in his or her individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

RESPONSE: The signatures page has been revised accordingly.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Qian Hong

     Qian Hong

     President